UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                           Chromcraft Revington, Inc.
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   171117-10-4
                                   -----------
                                 (CUSIP Number)

                            Nicholas J. Chulos, Esq.
                                Krieg DeVault LLP
                         One Indiana Square, Suite 2800
                           Indianapolis, Indiana 46204
                                 (317) 238-6224
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 27, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 171117-10-4
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Michael E. Thomas
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [  ]
          (b) [  ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Not applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)      [  ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
NUMBER OF              7       SOLE VOTING POWER
                               400,231 (1)
SHARES
                   -------------------------------------------------------------
BENEFICIALLY           8       SHARED VOTING POWER
                               -0-
OWNED BY
                   -------------------------------------------------------------
EACH                   9       SOLE DISPOSITIVE POWER
                               369,979 (1)
REPORTING
                   -------------------------------------------------------------
PERSON                10       SHARED DISPOSITIVE POWER
                               -0-
WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         400,231 (1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
         [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.3% (2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
--------------------------------------------------------------------------------

(1) Includes (i) 99,750 shares held directly by Mr. Thomas, (ii) 270,229 shares which Mr. Thomas has the right to acquire within 60 days upon exercise of stock options granted to him under the Stock Option Plan for key employees of Chromcraft Revington, Inc., and (iii) 30,252 shares held for the benefit of Mr. Thomas under the Chromcraft Revington Savings Plan. Mr. Thomas has sole voting and dispositive power over all shares of common stock beneficially owned by him, other than 30,252 shares held for his benefit under the Chromcraft Revington Savings Plan as to which Mr. Thomas has sole voting, but no dispositive, power.

(2)Based upon 6,038,550 shares of common stock, par value $.01 per share, of Chromcraft Revington, Inc. outstanding as of the close of business on February 21, 2003 and computed in accordance with Rule 13d-3(d)(1).

Item 1.  Security and Issuer
----------------------------

     This Schedule 13D relates to the common stock, par value $.01 per share, of Chromcraft Revington, Inc. (the "Issuer"). The Issuer's principal executive office is located at 1100 North Washington Street, Delphi, Indiana 46923.

Item 2.  Identity and Background
--------------------------------

(a)      The name of the person filing this Schedule 13D is Michael E. Thomas.

(b)-(c) Mr. Thomas' present occupation is the Chairman, President and Chief Executive Officer of the Issuer which, through its operating subsidiaries, designs, manufactures and sells residential and commercial furniture. Mr. Thomas also serves as a director of the Issuer. The business address of Mr. Thomas and the Issuer is 1100 North Washington Street, Delphi, Indiana 46923.

(d) Mr. Thomas has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Thomas has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Thomas is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

         Not applicable. Mr. Thomas has not purchased any additional shares of common stock of the Issuer that resulted in him acquiring beneficial ownership of more than 5% of the outstanding shares of common stock of the Issuer.

         On March 15, 2002, Court Square Capital Limited ("Court Square"), a Delaware corporation and an affiliate of Citigroup Inc., completed its sale of 5,695,418 shares of common stock of the Issuer, comprising approximately 59% of the Issuer's outstanding shares of common stock on that date, to the Issuer and the Chromcraft Revington Employee Stock Ownership Plan Trust. With respect to the 5,695,418 shares of the Issuer's common stock sold by Court Square, 3,695,418 shares were repurchased by the Issuer, which resulted in a decrease in the number of outstanding shares of common stock of the Issuer and an increase in the percentage ownership of the outstanding shares of common stock of the Issuer held by Mr. Thomas.

Item 4.  Purpose of Transaction
-------------------------------

         Mr. Thomas has not purchased any additional shares of common stock of the Issuer that resulted in him acquiring beneficial ownership of more than 5% of the outstanding shares of common stock of the Issuer. All of the shares of common stock beneficially owned by Mr. Thomas have been acquired for investment purposes.

         Mr. Thomas currently serves as a director of the Issuer. In his capacity as a director, he will participate in, and have the opportunity to vote on, matters that are presented to the Board of Directors of the Issuer, including, without limitation, any extraordinary corporate transactions and material changes to the Issuer's capitalization, dividend policy, business or corporate structure. Additionally, Mr. Thomas currently serves as the Chairman of the Board, President and Chief Executive Officer of the Issuer and, in his capacities as such, supervises the overall operations of the Issuer and is responsible for assuring that all directions of the Board of Directors are carried into effect.

         Mr. Thomas may acquire additional securities of the Issuer, or dispose of all or any portion of his securities, in open market or privately negotiated transactions or otherwise. Any open market or privately negotiated purchases or sales may be made at any time without prior notice. Pursuant to the Issuer's stock option plan for key employees, Mr. Thomas may be granted additional options to purchase shares of common stock of the Issuer and options previously granted to Mr. Thomas may vest in the future.

         Mr. Thomas has no present plans or proposals in his capacity as a stockholder of the Issuer that relate to or that would result in any transaction, event or action specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a)-(b) Mr. Thomas beneficially owns in the aggregate 400,231 shares of the common stock, representing approximately 6.3% of the outstanding shares of common stock of the Issuer (based upon 6,038,550 shares of common stock of the Issuer outstanding as of the close of business on February 21, 2003). Mr. Thomas has sole voting and dispositive power over all shares of common stock beneficially owned by him, other than 30,252 shares held for his benefit under the Chromcraft Revington Savings Plan as to which Mr. Thomas has sole voting, but no dispositive, power.

         The number of shares beneficially owned by Mr. Thomas includes 270,229 shares which Mr. Thomas has the right to acquire within 60 days upon exercise of stock options granted to him under the Issuer's stock option plan for key employees (included in such shares is an option to acquire 58,333 shares that will vest on March 15, 2003). Mr. Thomas holds options to acquire an additional 116,667 shares of common stock of the Issuer, but such options have not vested and are not presently exercisable.

(c) Mr. Thomas has effected the following transactions involving the common stock of the Issuer in the past 60 days:

         (i) On February 12, 2003, Mr. Thomas exercised an option to purchase 49,500 shares of common stock.

         (ii) On February 12, 2003, Mr. Thomas sold 24,200 shares of common stock.

         (iii) On February 13, 2003, Mr. Thomas sold 25,300 shares of common stock.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

         There are no contracts, arrangements, understandings or relationships between Mr. Thomas and any other person with respect to any shares of common stock of the Issuer, other than as provided in the stock option agreements between Mr. Thomas and the Issuer.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

(a) Form of stock option agreement between Mr. Thomas and the Issuer relating to incentive stock options.

(b) Form of amendment to stock option agreement between Mr. Thomas and the Issuer relating to incentive stock options.

(c) Two forms of stock option agreement between Mr. Thomas and the Issuer relating to non-qualified stock options.

(d) Form of amendment to stock option agreement between Mr. Thomas and the Issuer relating to non-qualified stock options.

(e)     Chromcraft Revington, Inc. 1992 Stock Option Plan.






                                     * * * *

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 27, 2003


                                            /s/ Michael E. Thomas
                                            -----------------------------------
                                            Michael E. Thomas

                           CHROMCRAFT REVINGTON, INC.
                        INCENTIVE STOCK OPTION AGREEMENT
                        --------------------------------


         AGREEMENT, dated as of the ______ day of ______________, by and between Chromcraft Revington, Inc., a Delaware corporation (the "Company"), and ______________, an employee of the Company ("Holder").

                              W I T N E S S E T H:

         1. Grant of Option. Pursuant to the provisions of the Chromcraft Revington, Inc. 1992 Stock Option Plan (the "Plan"), the Company hereby grants to Holder, subject to the terms and conditions of the Plan and the terms and conditions set forth herein, an option to purchase from the Company all or any part of an aggregate of _____________ shares of Common Stock, $.01 par value, of the Company ("Shares"), which option to purchase ____________ Shares shall vest on __________________, at an exercise price of $___________ per Share; provided, however, that all options granted hereunder shall vest immediately on the day and date on which occurs a Change of Control (as hereinafter defined). As used herein, a "Change of Control" shall mean and shall be deemed to have occurred only in such circumstances as when both (i) the economic interest of Citicorp Investments Inc. ("CII") and its affiliates in the common equity securities of the Company shall represent less than 20% of the total of such common equity securities then issued and outstanding, and (ii) any "person" (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended) shall be the beneficial owner, directly or indirectly, of common equity securities of the Company representing more than 50% of the Company's then issued and outstanding common equity securities.

These options are intended by the parties hereto to be, and shall be treated as, "incentive stock options" (as that term is defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")).

         2. Terms and Conditions. The options evidenced hereby are subject to the following terms and conditions:

                  (a) Expiration Date. Subject to subsection (2)(d) below, all of the options granted hereby shall expire on ___________________.

                  (b) Exercise of Option. The options granted hereby may be exercised, to the extent exercisable by their terms, and subject to vesting as set forth in section (1), in whole or from time to time in part at any time before their expiration. Any exercise shall be accompanied by a written notice to the Company specifying the number of Shares as to which the option is being exercised. Notation of any partial exercise shall be made by the Company on
Schedule 1 hereto.

                  (c) Payment of Purchase Price Upon Exercise. At the time of any exercise, the purchase price of the Shares as to which an option (or options) shall be exercised shall be paid (1) in cash, by a certified or bank check or by a combination of cash and certified or bank check, or (ii) with the consent of the Compensation Committee, and if permitted by the restrictions in the Company's financing agreements, in Shares (other than statutory stock option stock as to which the applicable holding period as provided in Section 424(c)(3) of the Code has not yet been met), valued at Fair Market Value on the date of such exercise, by either having such Shares withheld upon such exercise or by delivering Shares already owned by the Holder. For purposes of this subsection 2(c), Fair Market Value shall mean, on any given date, the mean between the highest and lowest prices of actual sales of Shares on the principal national securities exchange on which the Shares are listed, or if not so listed, as reported on the National Market System of NASDAQ, on such date or, if Shares were not traded on such date, on the last preceding day on which Shares were traded.

                  (d) Termination of Employment. If any of the following events occurs before the expiration of the period determined as provided in subsection
(2)(a) above, all vested options granted hereunder shall expire upon the earliest of:

                           (i) The day three months from the date on which the
                  Holder's employment with the Company and/or any Subsidiary terminates for any reason other than the Holder's disability within the meaning of the Code or death or as specified in
                  (iii) below;

                           (ii) The day one year from the date on which the
                  Holder's employment with the Company and/or any Subsidiary terminates due to the Holder's disability within the meaning of Section 422(c)(6), or death; or

                           (iii) The day upon which there is a finding by the
                  Board of Directors of the Company, after full consideration of the facts presented on behalf of both the Company and the Holder, that the Holder has breached his employment contract with the Company or any Subsidiary, or has engaged in any act detrimental to the interests of the Company or any Subsidiary, including without limitation, fraud, embezzlement, theft, commission of a felony or proven dishonesty in the course of his employment or service, or has disclosed trade secrets or confidential information of the Company or any Subsidiary.

All unvested options shall be cancelled immediately upon termination for any reason of Holder's employment with the Company and/or any Subsidiary.

                  (e) Non-transferability. This Agreement and the options granted hereunder shall not be transferable other than by will or by the laws of descent and distribution. During the lifetime of Holder, options granted hereunder shall be exercisable only by Holder. Upon a Holder's death, any options which were exercisable by such Holder may be exercised by his executor, administrator or any other person he designated to exercise his options; provided, that such person's right to exercise such options shall terminate one year after such Holder's death.

                  (f) Adjustments. In the event of any change in the Shares by reason of any stock dividend, recapitalization, reorganization, merger, consolidation, split-up, combination or exchange of Shares, or any rights offering to purchase Shares at a price substantially below fair market value, or any similar change affecting the Shares, then in any such event the number and kind of Shares subject to this Agreement and the purchase price per Share shall be appropriately adjusted consistent with such change in such manner as the Company may deem equitable to prevent substantial dilution or enlargement of the rights granted to Holder hereunder, provided, that no adjustment shall be made which operates to reduce the purchase price of any Shares for which options may be exercised hereunder below the fair market value of such Shares (determined as of the date hereof). Any adjustment so made shall be final and binding upon Holder.

                  (g) Withholding. It shall be a condition to the obligation of the Company to issue or transfer Shares upon exercise of any option that the Holder pay to the Company, upon its demand, such amount as may be requested by the Company for the purpose of satisfying its liability to withhold federal, state or local income or other taxes incurred by reason of the exercise of such option or the transfer of Shares thereupon. If the amount requested is not paid, the Company may refuse to issue or transfer Shares upon exercise of such option. At the election of the Holder, but only with the consent of the Compensation Committee of the Board of Directors, and only if permitted by the restrictions in the Company's financing agreements, the Company shall have the right to retain upon exercise, or the right to repurchase from Shares already held by the Holder, the number of Shares of Common Stock whose Fair Market Value equals the amount to be withheld in satisfaction of the applicable withholding taxes or to make loans on the terms set forth in Article XI(A)(v) of the Plan to pay the applicable withholding taxes. For purposes of this subsection 2(g), "Fair Market Value" shall have the meaning set forth in subsection 2(c), above.

                  (h) No Rights as Stockholder. Holder shall have no rights as a stockholder with respect to any Shares subject to this Agreement before the date of issuance to him of a certificate or certificates for such Shares.

                  (i) No Right to Continued Employment. This Agreement shall not confer upon Holder any right with respect to continuance of employment by the Company or any Subsidiary, nor shall it interfere in any way with the right of his employer to terminate his employment at any time.

                  (j) Compliance With Law and Regulations. This Agreement and the obligation of the Company to sell and deliver Shares hereunder shall be subject to all applicable Federal and state laws, rules and regulations and to such approvals by any government or regulatory agency as may be required. The Company shall not be required to issue or deliver any certificates for Shares unless it is satisfied that such issuance is in compliance with all applicable laws, regulations, rules and statutes under Federal and state law, and the requirements of any exchange on which the Shares may then be listed. The Company shall not accept any note in payment of the purchase price to the extent the amount or terms of the note shall not be in compliance with all applicable Federal and state laws, rules and regulations and such approvals by any government or regulatory agency as may be required.

         3. Investment Representation. The Holder represents (i) that the Shares acquired by him upon exercise are being acquired for investment and not with a view to the sale or distribution thereof and (ii) that Holder has made an investigation into the affairs of the Company and has received the information necessary to make an informed decision with respect to Holder's acquisition of the options granted hereunder.

         4. Holder Bound by Plan. Holder hereby acknowledges receipt of a copy of the Plan and agrees to be bound by all the terms and provisions thereof.

         5. Notices.  Any notice hereunder to the Company shall be addressed to:

                  Chromcraft Revington, Inc.
                  1100 North Washington Street
                  Delphi, Indiana  46923
                  Attn:  Chief Executive Officer

and any notice hereunder to Holder shall be addressed to:

                  ------------------
                  ------------------
                  ------------------

subject to the right of either party to designate at any time hereafter in writing some other address.

              6. Counterparts. This Agreement may be executed in one or more counterparts each of which shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer and Holder has executed this Agreement, as of the day and year first above written.

                                     CHROMCRAFT REVINGTON, INC.


                                     By:
                                         ---------------------------------

                                     HOLDER

                                         ---------------------------------

                                   AMENDMENT
                                       TO
                           CHROMCRAFT REVINGTON, INC.
                        INCENTIVE STOCK OPTION AGREEMENT
                        --------------------------------


         THIS AMENDMENT, dated as of this _____day of _______________, is between Chromcraft Revington, Inc., a Delaware corporation (the "Company"), and ________________, an employee of __________________, a wholly-owned subsidiary of the Company ("Holder"),

                                   WITNESSETH:

         WHEREAS, Holder was granted a stock option under the Company's 1992 Stock Option Plan (the "Plan") pursuant to an Incentive Stock Option Agreement dated as of the _____day of ________________, (the "Option Agreement"); and

         WHEREAS, the Company declared a two-for-one split of the Company's common stock to stockholders of record on May 27, 1998; and

         WHEREAS, the Plan and the Option Agreement each provide in the event of a stock split for an adjustment in the number of shares and the purchase price per share in outstanding option agreements; and

         WHEREAS, Citicorp Investments, Inc. changed its name to 399 Venture Partners, Inc.;

         NOW, THEREFORE, the Company and Holder amend the Option Agreement as follows:

         1. Paragraph 1 of the Option Agreement entitled "Grant of Option" is hereby amended to adjust the number of shares and the purchase price per share to reflect the two-for-one stock split and to change the name of Citicorp Investments, Inc., and as amended shall read as follows:

                  "1. Grant of Option. Pursuant to the provisions of the Chromcraft Revington, Inc. 1992 Stock Option Plan (the "Plan"), the Company hereby grants to Holder, subject to the terms and conditions of the Plan and the terms and conditions set forth herein, an option to purchase from the Company all or any part of an aggregate of _____________ shares of Common Stock, $.01 par value, of the Company ("Shares"), which option to purchase ____________ Shares shall vest on __________________, at an exercise price of $___________ per Share;
         provided, however, that all options granted hereunder shall vest immediately on the day and date on which occurs a Change of Control (as hereinafter defined). As used herein, a "Change of Control" shall mean and shall be deemed to have occurred only in such circumstances as when both (i) the economic interest of 399 Venture Partners, Inc. and its affiliates in the common equity securities of the Company shall represent less than 20% of the total of such common equity securities then issued and outstanding, and (ii) any "person" (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended) shall be the beneficial owner, directly or indirectly, of common equity securities of the Company representing more than 50% of the Company's then issued and outstanding common equity securities.

                  These options are intended by the parties hereto to be, and shall be treated as, "incentive stock options" (as that term is defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"))."

         2. Except for the amendments herein provided, all terms, conditions and provisions of the Option Agreement are hereby ratified and affirmed, and shall continue in full force and effect.

         IN WITNESS WHEREOF, the Company has caused this Amendment to be executed by its duly authorized officer and Holder has executed this Amendment, as of the day and year first above written.

                                     CHROMCRAFT REVINGTON, INC.



                                     By:
                                         ---------------------------------

                                     HOLDER

                                         ---------------------------------

                           CHROMCRAFT REVINGTON, INC.
                         NON-ISO STOCK OPTION AGREEMENT
                         ------------------------------


         AGREEMENT, dated as of the ______ day of ________________, by and between Chromcraft Revington, Inc., a Delaware corporation (the "Company"), and ______________, an employee of the Company ("Holder").

                              W I T N E S S E T H:

         1. Grant of Option. Pursuant to the provisions of the Chromcraft Revington, Inc. 1992 Stock Option Plan (the "Plan"), the Company hereby grants to Holder, subject to the terms and conditions of the Plan and the terms and conditions set forth herein, options to purchase from the Company all or any part of an aggregate of ____________ shares of Common Stock, $.01 par value, of the Company ("Shares"), which options shall vest as follows:

                   ------------------------------------------
                   ------------------------------------------
                   ------------------------------------------

all at an exercise price of $_______ per Share; provided, however, that all options granted hereunder shall vest immediately on the day and date on which occurs a Change of Control (as hereinafter defined). As used herein, a "Change of Control" shall mean and shall be deemed to have occurred only in such circumstances as when both (i) the economic interest of Citicorp Investments Inc. ("CII") and its affiliates in the common equity securities of the Company shall represent less than 20% of the total of such common equity securities then issued and outstanding, and (ii) any "person" (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended) shall be the beneficial owner, directly or indirectly, of common equity securities of the Company representing more than 50% of the Company's then issued and outstanding common equity securities.

These options are not intended by the parties hereto to be, and they shall not be treated as, "incentive stock options" (as that term is defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")).

         2. Terms and Conditions. The options evidenced hereby are subject to the following terms and conditions:

                  (a) Expiration Date. Subject to subsection (2)(d) below, all of the options granted hereby shall expire on ___________________.

                  (b) Exercise of Option. The options granted hereby may be exercised, to the extent exercisable by their terms, and subject to vesting as set forth in section (1), in whole or from time to time in part at any time before their expiration. Any exercise shall be accompanied by a written notice to the Company specifying the number of Shares as to which the option is being exercised. Notation of any partial exercise shall be made by the Company on
Schedule 1 hereto.

                  (c) Payment of Purchase Price Upon Exercise. At the time of any exercise, the purchase price of the Shares as to which an option (or options) shall be exercised shall be paid (i) in cash, by a certified or bank check or by a combination of cash and certified or bank check, or (ii) with the consent of the Compensation Committee, and if permitted by the restrictions in the Company's financing agreements, in Shares (other than statutory stock option stock as to which the applicable holding period as provided in Section 424(c)(3) of the Code has not yet been met), valued at Fair Market Value on the date of such exercise, by either having such Shares withheld upon such exercise or by delivering Shares already owned by the Holder. For purposes of this subsection 2(c), Fair Market Value shall mean, on any given date, the mean between the highest and lowest prices of actual sales of Shares on the principal national securities exchange on which the Shares are listed, or if not so listed, as reported on the National Market System of NASDAQ, on such date or, if Shares were not traded on such date, on the last preceding day on which Shares were traded.

                  (d) Termination of Employment. If any of the following events occurs before the expiration of the period determined as provided in subsection
(2)(a) above, all vested options granted hereunder shall expire upon the earliest of:

                           (i) The day three months from the date on which the
                  Holder's employment with the Company and/or any Subsidiary terminates for any reason other than the Holder's disability within the meaning of the Code or death or as specified in
                  (iii) below;

                           (ii) The day one year from the date on which the
                  Holder's employment with the Company and/or any Subsidiary terminates due to the Holder's disability within the meaning of Section 422(c)(6), or death; or

                           (iii) The day upon which there is a finding by the
                  Board of Directors of the Company, after full consideration of the facts presented on behalf of both the Company and the Holder, that the Holder has breached his employment contract with the Company or any Subsidiary, or has engaged in any act detrimental to the interests of the Company or any Subsidiary, including without limitation, fraud, embezzlement, theft, commission of a felony or proven dishonesty in the course of his employment or service, or has disclosed trade secrets or confidential information of the Company or any Subsidiary.

All unvested options shall be cancelled immediately upon termination for any reason of Holder's employment with the Company and/or any Subsidiary.

                  (e) Non-transferability. This Agreement and the options granted hereunder shall not be transferable other than by will or by the laws of descent and distribution. During the lifetime of Holder, options granted hereunder shall be exercisable only by Holder. Upon a Holder's death, any options which were exercisable by such Holder may be exercised by his executor, administrator or any other person he designated to exercise his options; provided, that such person's right to exercise such options shall terminate one year after such Holder's death.

                  (f) Adjustments. In the event of any change in the Shares by reason of any stock dividend, recapitalization, reorganization, merger, consolidation, split-up, combination or exchange of Shares, or any rights offering to purchase Shares at a price substantially below fair market value, or any similar change affecting the Shares, then in any such event the number and kind of Shares subject to this Agreement and the purchase price per Share shall be appropriately adjusted consistent with such change in such manner as the Company may deem equitable to prevent substantial dilution or enlargement of the rights granted to Holder hereunder. Any adjustment so made shall be final and binding upon Holder.

                  (g) Withholding. It shall be a condition to the obligation of the Company to issue or transfer Shares upon exercise of any option that the Holder pay to the Company, upon its demand, such amount as may be requested by the Company for the purpose of satisfying its liability to withhold federal, state or local income or other taxes incurred by reason of the exercise of such option or the transfer of Shares thereupon. If the amount requested is not paid, the Company may refuse to issue or transfer Shares upon exercise of such option. At the election of the Holder, but only with the consent of the Compensation Committee of the Board of Directors, and only if permitted by the restrictions in the Company's financing agreements, the Company shall have the right to retain upon exercise, or the right to repurchase from Shares already held by the Holder, the number of Shares of Common Stock whose Fair Market Value equals the amount to be withheld in satisfaction of the applicable withholding taxes or to make loans on the terms set forth in Article XI(A)(v) of the Plan to pay the applicable withholding taxes. For purposes of this subsection 2(g), "Fair Market Value" shall have the meaning set forth in subsection 2(c), above.

                  (h) No Rights as Stockholder. Holder shall have no rights as a stockholder with respect to any Shares subject to this Agreement before the date of issuance to him of a certificate or certificates for such Shares.

                  (i) No Right to Continued Employment. This Agreement shall not confer upon Holder any right with respect to continuance of employment by the Company or any Subsidiary, nor shall it interfere in any way with the right of his employer to terminate his employment at any time.

                  (j) Compliance With Law and Regulations. This Agreement and the obligation of the Company to sell and deliver Shares hereunder shall be subject to all applicable Federal and state laws, rules and regulations and to such approvals by any government or regulatory agency as may be required. The Company shall not be required to issue or deliver any certificates for Shares unless it is satisfied that such issuance is in compliance with all applicable laws, regulations, rules and statutes under Federal and state law, and the requirements of any exchange on which the Shares may then be listed. The Company shall not accept any note in payment of the purchase price to the extent the amount or terms of the note shall not be in compliance with all applicable Federal and state laws, rules and regulations and such approvals by any government or regulatory agency as may be required.

         3. Investment Representation. The Holder represents (i) that the Shares acquired by him upon exercise are being acquired for investment and not with a view to the sale or distribution thereof and (ii) that Holder has made an investigation into the affairs of the Company and has received the information necessary to make an informed decision with respect to Holder's acquisition of the options granted hereunder.

         4. Holder Bound by Plan. Holder hereby acknowledges receipt of a copy of the Plan and agrees to be bound by all the terms and provisions thereof.

         5. Notices. Any notice hereunder to the Company shall be addressed to:

                  Chromcraft Revington, Inc.
                  1100 North Washington Street
                  Delphi, Indiana  46923
                  Attn:  Chief Executive Officer

and any notice hereunder to Holder shall be addressed to:

                              --------------------
                              --------------------
                              --------------------

subject to the right of either party to designate at any time hereafter in writing some other address.

         6. Counterparts. This Agreement may be executed in one or more counterparts each of which shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer and Holder has executed this Agreement, as of the day and year first above written.

                           CHROMCRAFT REVINGTON, INC.


                           By:
                              ------------------------------------------

                           HOLDER


                           ---------------------------------------------

                                   AMENDMENT
                                       TO
                           CHROMCRAFT REVINGTON, INC.
                         NON-ISO STOCK OPTION AGREEMENT
                         ------------------------------


         THIS AMENDMENT, dated as of this _____day of _______________, is between Chromcraft Revington, Inc., a Delaware corporation (the "Company"), and _________________________, an employee of _________________________, a wholly-owned subsidiary of the Company ("Holder"),

                                   WITNESSETH:

         WHEREAS, Holder was granted a stock option under the Company's 1992 Stock Option Plan (the "Plan") pursuant to a Non-ISO Stock Option Agreement dated as of the _____day of ________________, (the "Option Agreement"); and

         WHEREAS, the Company declared a two-for-one split of the Company's common stock to stockholders of record on May 27, 1998; and

         WHEREAS, the Plan and the Option Agreement each provide in the event of a stock split for an adjustment in the number of shares and the purchase price per share in outstanding option agreements; and

         WHEREAS, Citicorp Investments, Inc. changed its name to 399 Venture Partners, Inc.;

         NOW, THEREFORE, the Company and Holder amend the Option Agreement as follows:

         1. Paragraph 1 of the Option Agreement entitled "Grant of Option" is hereby amended to adjust the number of shares and the purchase price per share to reflect the two-for-one stock split and to change the name of Citicorp Investments, Inc., and as amended shall read as follows:

                  "1. Grant of Option. Pursuant to the provisions of the Chromcraft Revington, Inc. 1992 Stock Option Plan (the "Plan"), the Company hereby grants to Holder, subject to the terms and conditions of the Plan and the terms and conditions set forth herein, options to purchase from the Company all or any part of an aggregate of ____________ shares of Common Stock, $.01 par value, of the Company ("Shares"), which options shall vest as follows:

         ----------------------------------------------------------------------
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------
         all at an exercise price of $_______ per Share; provided, however, that all options granted hereunder shall vest immediately on the day and date on which occurs a Change of Control (as hereinafter defined). As used herein, a "Change of Control" shall mean and shall be deemed to have occurred only in such circumstances as when both (i) the economic interest of 399 Venture Partners, Inc. and its affiliates in the common equity securities of the Company shall represent less than 20% of the total of such common equity securities then issued and outstanding, and
         (ii) any "person" (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended) shall be the beneficial owner, directly or indirectly, of common equity securities of the Company representing more than 50% of the Company's then issued and outstanding common equity securities.

                  These options are not intended by the parties hereto to be, and they shall not be treated as, "incentive stock options" (as that term is defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"))."

         2. Except for the amendments herein provided, all terms, conditions and provisions of the Option Agreement are hereby ratified and affirmed, and shall continue in full force and effect.

         IN WITNESS WHEREOF, the Company has caused this Amendment to be executed by its duly authorized officer and Holder has executed this Amendment, as of the day and year first above written.

                                     CHROMCRAFT REVINGTON, INC.



                                     By:
                                        -------------------------------------


                                     HOLDER

                                     ---------------------------------------

                           CHROMCRAFT REVINGTON, INC.
                             1992 STOCK OPTION PLAN
                    NONQUALIFIED STOCK OPTION AWARD AGREEMENT
                    -----------------------------------------


         THIS NONQUALIFIED STOCK OPTION AWARD AGREEMENT ( "Agreement") is made and executed as of the _____ day of ______________, between Chromcraft Revington, Inc., a Delaware corporation ( "Company"), and _________________, an Employee of the Company ("Participant");

                                   WITNESSETH:

         WHEREAS, the Board of Directors of the Company has adopted the Chromcraft Revington, Inc. 1992 Stock Option Plan ("Plan") to provide an established plan to attract and retain persons of ability as officers and key employees and to motivate officers and key employees to exert their best efforts on behalf of the Company and its Affiliates through the grant of Options; and

         WHEREAS, the Compensation Committee of the Company's Board of Directors ("Committee") has determined that it would be to the advantage and in the best interests of the Company and its shareholders to award the Option provided for herein to the Participant as an inducement to remain in the service of the Company or its Affiliates and as an incentive for increased efforts during such service, and has advised the Company thereof and instructed the undersigned officer to award the Option to the Participant;

         NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Company and the Participant agree as follows:

         1. Grant of Option. Subject to the provisions of this Agreement and the Plan, the Company hereby awards to the Participant the right and option ("Option") to purchase all or any part of an aggregate of ________________________ (____________) Shares, such Option to be Nonqualified
Stock Options. All provisions of the Plan, including the terms defined therein, are incorporated herein and are expressly made a part of this Agreement by reference. The Participant hereby acknowledges that he has received a copy of the Plan. The Grant Date of the Option is __________________.

         2. Exercise Price.

                  (a) Exercise Price. The per share Exercise Price for the Shares represented by the Option will be ________________ Dollars ($_________).

                  (b) Payment Of Exercise Price. The Exercise Price for the Shares represented by the Option will be paid in cash by the Participant at the time the Option is exercised; provided, however, with the approval of the Committee and to the extent not prohibited by applicable law, the Participant may exercise part or all of the Option by tendering whole Shares owned by the Participant, or by a combination of such whole Shares and cash, which have a Fair Market Value equal to the Exercise Price. The exercise of the Option will be subject to such rules and procedures as may be adopted from time to time by the Committee.

         3. Issuance of Shares. The Participant will have none of the rights of a shareholder with respect to Shares acquired as a result of his exercise of an Option until they are issued to him. The Company will not be required to issue or deliver any certificate(s) or Shares purchased upon exercise of the Option or any portion thereof prior to the (i) completion of any registration or other qualification of such Shares which the Company deems necessary or advisable under any federal or state law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, and (ii) obtaining of any approval or other clearance from any federal or state governmental agency or body, which the Company determines to be necessary or advisable. The Company will have no obligation to obtain the fulfillment of the conditions specified in the preceding sentence.

         4. Exercise of Option.

                  (a) Vesting Requirements. The Option may not be exercised after the expiration of ten (10) years from the date of this Agreement. Subject to the provisions of Sections 4 and 6, the Option Shares will vest and be exercisable by the Participant in accordance with the following schedule:


         Date of Vesting                       Percent of Option Shares Vested
         ---------------                       -------------------------------




         Notwithstanding the foregoing, the Option will also vest and be exercisable upon the Participant's death or Disability, as such term is defined in the Plan. In addition, the Option will vest and be exercisable upon a Change in Control of the Company, the Participant's Termination of Service for Good Reason or the termination of the Participant without Cause, as those terms are defined in the Plan.

                  (b) Limitations on Exercise. The Option may be exercised during the lifetime of the Participant only by the Participant or his guardian or attorney-in-fact in the event the Participant becomes disabled. In the case of the Participant's death, the Option may be exercised by the Participant's personal representative.

                  (c) Legal Requirements. Notwithstanding any other provision of this Agreement, the Option may not be exercised in whole or in part if the issuance of the Shares (or the payment of cash) upon such exercise would constitute a violation of any applicable federal or state securities law or other applicable laws, rules or regulations. As a condition to the exercise of the Option, the Company may require the person exercising the Option to make any representation or warranty to the Company that may be required by any applicable law or regulation.

                  (d) Code Section 162(m) Limitations of Exercise. The Option may not be exercised in whole or in part if the exercise would result in compensation to the Participant which is not deductible by the Company due to the application of Code Section 162(m).

         5. Nontransferability. The Option is not assignable or transferable by the Participant except by will or by the laws of descent and distribution. The Option cannot be pledged or hypothecated in any way, nor can it be subject to execution, attachment or similar process. Any attempted assignment, transfer, pledge or other disposition of the Option in violation of this provision or the levy of execution, attachment or similar process upon the Option will be null and void and without effect and will cause the Option to be terminated. Notwithstanding the foregoing provisions of this Section 5, the Participant may transfer all or any part of the Option to an Eligible Transferee to the extent and subject to the limitations provided in the Plan.

         6.       Termination of Option.

                  (a) In General. If the Participant incurs a Termination of Service due to death, Disability, for Good Reason or without Cause, or remains employed by the Company through ________________, all rights to exercise this Option will terminate on the expiration of the Option Period.

                  (b) Termination for Other Reasons. If the Participant incurs a Termination of Service for any reason other than Good Reason, without Cause, death or Disability all rights to exercise his Option will terminate on the date of the Participant's Termination of Service.

         7. Forfeiture Due to Violation of Agreement. If the Participant incurs a Termination of Service under circumstances where his Option remains unvested and/or unexercised for any reason and thereafter violates any non-competition, non-solicitation or non-disclosure provisions of his employment agreement with the Company, all of such unvested and/or unexercised Option shall be forfeited.

         8. Participant's Representations. The Participant represents to the Company that (i) the terms and arrangements relating to the grant of the Option and the Shares to which it relates, and the offer thereof, have been arrived at or made through direct communication with the Company or person acting in its behalf and the Participant; (ii) he has received a balance sheet and income statement of the Company and as a key employee of the Company or an Affiliate
(A) is thoroughly familiar with the Company's business affairs and financial condition and (B) has been provided with or has access to such information (and has such knowledge and experience in financial and business matters that he is capable of utilizing such information) as is necessary to evaluate the risks, and make an informed investment decision with respect to, the

Option and the Shares to which it relates; (iii) he has sufficient financial resources so that he is able to bear the economic risks of his investment in such Shares; and (iv) the Option is being acquired in good faith for investment purposes and not with a view to, or for sale in connection with, any distribution thereof.

         9. Indemnity. The Participant hereby agrees to indemnify and hold harmless the Company (and its directors, officers and employees) and the Committee, against and from any and all losses, claims, damages, liabilities and expenses based upon or arising out of the incorrectness or alleged incorrectness of any representation made by him to the Company or any failure on his part of to perform any agreements contained herein. The Participant further agrees to release and hold harmless the Company (and its directors, officers and employees) against any liability, including without limitation, taxes, interest and penalties incurred by the Participant in connection with his participation in the Plan.

         10. Continued Employment. Nothing in this Agreement or in the Plan confers upon the Participant any right to continue in the employ of the Company or any Affiliate or will interfere with or restrict in any way the rights of the Company and its Affiliates, subject to the terms of any employment agreement between the Company or any Affiliate and the Participant, to discharge the Participant at any time for any reason whatsoever with or without Cause.

         11. Financial Information and Tax Withholding.

                  (a) Delivery of Financial Statements. The Company hereby undertakes to deliver to the Participant, at such time as they become available and so long as this Agreement is in effect, a balance sheet and income statement of the Company with respect to any fiscal year of the Company ending on or after the date hereof.

                  (b) Collection of Withholding Taxes. The Company will have the right to require payment to it from the Participant of the amount of tax or other charge required by law, or required to be withheld as a result of his exercise of the Option. The Committee, in its discretion and subject to such rules as it may adopt, may permit the Participant to satisfy, in whole or in part, any withholding tax obligation which may arise in connection with the exercise of the Option by having the Company retain Shares which would otherwise be issued in connection with the exercise of the Option or accept delivery from the Participant of Shares which have a Fair Market Value equal to the amount required to be withheld, determined as of the date of the delivery of such Shares, equal to the amount of the withholding tax to be satisfied by that retention or delivery.

         12. Company Obligation to Purchase Shares. At the Participant's election, the Company will purchase all or a portion of the Shares acquired by the Participant pursuant to the exercise of an Option; provided, however, the Company will not purchase Shares that have been so acquired within six (6) months of the exercise.

         13. Conditions Precedent. In no event will the Company be obligated to issue Shares pursuant to the exercise of the Option until it is satisfied that all conditions precedent to the issuance of such Shares, as provided in the Plan, have been performed and completed.

         14. Changes in Stock. In the event of any change in the Shares, as described in Section 4.5 of the Plan, the Committee will make appropriate adjustment or substitution in the number, kind and price of Shares under this Agreement, all as provided in the Plan. Such adjustment or substitution in the number, kind and price of Shares under this Agreement will be automatic and no formal amendment will be required to be made to this Agreement to effect the adjustment or substitution, provided the Participant is provided with adequate notice of such adjustment or substitution. The Committee's determination in this respect will be final, conclusive and binding on all parties.

         15. Effect of Headings. The descriptive headings of the Sections of this Agreement are inserted for convenience and identification only and do not constitute a part of this Agreement for purposes of interpretation.

         16. Governing Law. Except to the extent preempted by the federal laws of the United States of America, this Agreement will be construed in accordance with and governed by the laws of the State of Delaware without giving effect to any choice or conflict of law provisions, principles or rules (whether of the State of Delaware or any other jurisdiction) that would cause the application of any laws of any jurisdiction other than the State of Delaware.

         17. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which will be deemed an original, but all of which collectively will constitute one and the same instrument.

         IN WITNESS WHEREOF, the Company, by its officer thereunder duly authorized, and the Participant, have caused this Nonqualified Stock Option Award Agreement to be executed on the day and year first above written and effective as of the Grant Date specified above.

                                   CHROMCRAFT REVINGTON, INC.


                                   By:
                                      -----------------------------------


                                   PARTICIPANT


                                   --------------------------------------

                           CHROMCRAFT REVINGTON, INC.
                             1992 STOCK OPTION PLAN
                (As Amended and Restated Through March 15, 2002)

                                    SECTION 1

                              PURPOSE AND DURATION
                              --------------------

         1.1. Amendment and Restatement of the Plan. Chromcraft Revington, Inc., a Delaware corporation, hereby amends and restates the Chromcraft Revington, Inc. 1992 Stock Option Plan, as set forth in this document. The Plan permits the grant of Nonqualified Stock Options and Incentive Stock Options.

         1.2. Purpose of the Plan. The purpose of the Plan is to provide an established plan to attract and retain persons of ability as key employees and to motivate key employees to exert their best efforts on behalf of the Company and its Affiliates through the grant of Options to purchase Shares; provided, however, that no Options will be granted to Directors hereunder on or after March 15, 2002.

                                    SECTION 2

                                   DEFINITIONS
                                   -----------

         For purposes of the Plan, the following words and phrases will have the following meanings unless a different meaning is plainly required by the context:

         2.1. "1934 Act" means the Securities Exchange Act of 1934, as amended. Reference to a specific Section of the 1934 Act or regulation thereunder will include such section or regulation, any valid regulation promulgated under such Section, and any comparable provision of any future legislation or regulation amending, supplementing, or superseding such Section or regulation.

         2.2. "Affiliate" means any corporation or any other entity (including, but not limited to, partnerships, limited liability companies, joint ventures and Subsidiaries) controlling, controlled by or under common control with the Company.

         2.3. "Award Agreement" means the written agreement which sets forth the terms and provisions applicable to each Option granted under the Plan.

         2.4. "Beneficiary" means the person or persons designated by a Participant to receive the benefits under the Plan, if any, which become payable as a result of the Participant's death.

         2.5. "Board" or "Board of Directors" means the Board of Directors of the Company serving at the time that the Plan is approved by the shareholders of the Company or thereafter.

         2.6. "Cashless Exercise" means, if there is a public market for the Shares, the payment of the Exercise Price of Options, (a) through a "same day sale" commitment from the Participant and an NASD Dealer whereby the Participant irrevocably elects to exercise the Option and to sell a portion of the Shares so purchased in order to pay the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such stock to forward the Exercise Price directly to the Company, or (b) through a "margin" commitment from the Participant and an NASD Dealer whereby the Participant irrevocably elects to exercise the Option and to pledge the Shares so purchased to the NASD Dealer in a margin account as security for a loan from the NASD Dealer in the amount of the Exercise Price and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company.

         2.7. "Cause" means, for purposes of determining whether and when a Participant has incurred a Termination of Service for Cause, "Cause" as defined in the Participant's employment agreement. If the Participant does not have an employment agreement, "Cause" means,

         (a) Any insubordination to, or disobedience of the directions of the Board of Directors or, in the case of a Participant who is not the Chief Executive Officer of the Company, any insubordination to, or disobedience of the directions of the Chief Executive Officer of the Company; or

         (b) Any conviction of, or the entering of any plea of guilty or nolo contendere by, the Participant for any felony; or

         (c) Any act of the Participant of dishonesty, fraud, theft, misappropriation or embezzlement upon or against the Company or any customer of the Company; or

         (d) Any misappropriation, usurping or taking by the Participant of any corporate opportunity of the Company; or

         (e) Any medical diagnosis of the Participant of alcoholism or unlawful drug, chemical or substance abuse or addiction to the extent that such alcoholism, abuse or addiction adversely affects the ability of the Participant to perform his duties and responsibilities hereunder or adversely affects the Company or its business, operations or affairs, with the Participant hereby agreeing to make himself promptly available to a medical doctor selected by and paid for by the Company for such diagnosis and consenting to provide the results of such diagnosis to the Company promptly; or

         (f) Any material noncompliance by the Participant with any employee handbooks, rules, policies or procedures of the Company in effect from time to time; or

         (g) Any breach by the Participant of any provision of his employment agreement, if any.

         2.8. "Change in Control" will have the meaning given to such term in
Section 9.2.

         2.9. "Code" means the Internal Revenue Code of 1986, as amended. Reference to a specific Section of the Code or regulation thereunder will include such Section or regulation, any valid regulation promulgated under such Section, and any comparable provision of any future law, legislation, or regulation amending, supplementing, or superseding such Section or regulation.

         2.10. "Committee" means the Compensation Committee of the Board, or such other committee appointed by the Board pursuant to Section 3.1 to administer the Plan, serving on the date the Plan is approved by the shareholders of the Company or thereafter.

         2.11. "Company" means Chromcraft Revington, Inc., a Delaware corporation, and any successor thereto which assumes the obligations of such corporation under the Plan.

         2.12. "Director" means any individual who is a member of the Board of Directors of the Company.

         2.13. "Disability" means an illness or physical or mental disability or incapacity of the Participant to such an extent that the Participant cannot adequately perform his duties and responsibilities (as reasonably determined by the Company) for a period of at least ninety (90) consecutive days; provided, however, that any medical diagnosis of the Participant of alcoholism or drug, chemical or substance abuse or addiction will not be included in the definition of "Disability." A Disability must be evidenced by signed, written opinions of at least two (2) independent, qualified medical doctors selected by the Board of Directors and paid for by the Company.

         2.14. "Effective Date" means March 23, 1992, which is the date as of which the Board of Directors and the shareholders of the Company approved the Plan.

         2.15. "Employee" means an officer or key employee of the Company or an Affiliate, whether employed on the date the Plan is approved by the shareholders of the Company or become employed subsequent to such approval.

         2.16. "Exercise Price" means the price at which a Share may be purchased by a Participant pursuant to the exercise of an Option.

         2.17. "Fair Market Value" means, on any given date, the mean between the highest and lowest prices of actual sales of Shares on the principal national securities exchange on which the Shares are listed, or if not so listed, as reported on the New York Stock Exchange, on such date or, if the Shares were not traded on such date, on the last preceding day on which Shares were traded. With respect to Options granted on or before the effective date of the Company's Registration Statement on Form S-1 (Registration Number 33-45902), Fair Market Value of the Shares with respect to which such Options are or subsequently will become exercisable, determined as of the date on which such Options were granted means the initial public offering price per share set forth in such Registration Statement.

         2.18. "Good Reason" means "Good Reason" as defined in the Participant's employment agreement, if any. If the Participant does not have an employment agreement with the Company, this definition will have no effect.

         2.19. "Grant Date" means, with respect to any Award granted under the Plan, the date on which the Award was granted by the Committee, regardless if the Award Agreement to which the Award relates is executed subsequent to such date.

         2.20. "Incentive Stock Option" means an Option granted under the Plan to purchase Shares which is designated as an Incentive Stock Option and is intended to meet the requirements of Code Section 422.

         2.21. "NASD Dealer" means a broker-dealer who is a member of the National Association of Securities Dealers, Inc.

         2.22. "Nonqualified Stock Option" means an Option granted under the Plan to purchase Shares which is not an Incentive Stock Option.

         2.23. "Option" means an Incentive Stock Option or a Nonqualified Stock Option.

         2.24. "Option Period" means the period during which an Option will be exercisable in accordance with the applicable Award Agreement and Section 6.

         2.25. "Participant" means an Employee to whom an Award has been granted.

         2.26. "Plan" means the Chromcraft Revington, Inc. 1992 Stock Option Plan, as set forth in this instrument and as amended from time to time.

         2.27. "Retirement" means the date a Participant attains age sixty-five
(65), or such other date as specified by the Committee in the Award Agreement.

         2.28. "Rule 16b-3" means Rule 16b-3 promulgated under the 1934 Act, and any future rule or regulation amending, supplementing or superseding such rule.

         2.29. "Section 16 Person" means a person subject to potential liability under Section 16(b) of the 1934 Act with respect to transactions which involve equity securities of the Company.

         2.30. "Shares" means the whole shares of issued and outstanding regular voting common stock, par value $.01 per share, of the Company, whether presently or hereafter issued and outstanding, and any other stock or securities resulting from adjustment thereof as provided in Section 4.5 or the stock of any successor to the Company which is so designated for the purposes of the Plan.

         2.31. "Subsidiary" means any corporation in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain then owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A Subsidiary includes any Subsidiary of the Company as of the Effective Date and each corporation that becomes a Subsidiary of the Company after the Effective Date.

         2.32. "Termination of Service" means the occurrence of any act or event or any failure to act whether pursuant to an employment agreement or otherwise that actually or effectively causes or results in a Participant ceasing, for whatever reason, to be an Employee, including, but not limited to, death, Disability, Retirement, termination by the Company or an Affiliate of the Participant's employment with the Company or an Affiliate (whether with or without Cause) and voluntary resignation or termination by the Participant of his or her employment with the Company or an Affiliate (whether with or without Good Reason). A Termination of Service also will occur with respect to an Employee who is employed by an Affiliate if the Affiliate ceases to be an Affiliate of the Company and the Participant will not immediately thereafter become an Employee of the Company or another Affiliate. For purposes of the Plan, transfers or changes of employment of a Participant between the Company and an Affiliate (or between Affiliates) will not be deemed a Termination of Service.

                                    SECTION 3

                                 ADMINISTRATION
                                 --------------

         3.1. The Committee. The Plan will be administered by the Committee. The decision or action of a majority of the actual number of members of the Committee will constitute the decision or action of the Committee. The Committee will consist of not less than three (3) Directors. The members of the Committee will be appointed from time to time by, and will serve at the pleasure of, the Board of Directors. It is intended that the Committee be comprised solely of Directors who both are (a) "non-employee directors" under Rule 16b-3, and (b) "outside directors" as described in Code Section 162(m)(3)(C)(ii). Failure of the Committee to be so comprised will not result in the cancellation, termination, expiration, or lapse of any Award.

         3.2. Authority of the Committee. Except as limited by law or by the Articles of Incorporation or By-Laws of the Company, and subject to the provisions of the Plan, the Committee will have full power and discretion to select Employees who will participate in the Plan; determine the sizes and types of Awards; determine the terms and conditions of Awards in a manner consistent with the Plan; construe and interpret the Plan, all Award Agreements and any other agreements or instruments entered into under the Plan; establish, amend or waive rules and regulations for the Plan's administration; and amend the terms and conditions of any outstanding Award and applicable Award Agreement to the extent such terms and conditions are within the discretion of the Committee as provided in the Plan. Further, the Committee will make all other determinations which may be necessary or advisable for the administration of the Plan. Each Award will be evidenced by a written Award Agreement between the Company and the Participant and will contain such terms and conditions established by the Committee consistent with the provisions of the Plan. Any notice or document required to be given to or filed with the Committee will be properly given or filed if hand delivered (and a delivery receipt is received) or mailed by certified mail, return receipt requested, postage paid, to the Committee at 1100 North Washington Street, Delphi, Indiana 46923-0238.

         3.3. Delegation by the Committee. The Committee, in its sole discretion and on such terms and conditions as it may provide, may delegate all or any part of its authority and powers under the Plan to one or more Directors or officers of the Company; provided, however, that the Committee may not delegate its authority and powers (a) with respect to grants to Section 16 Persons, or (b) in any way which would jeopardize the Plan's qualification under Code Section 162(m) or Rule 16b-3.

         3.4. Decisions Binding. All determinations and decisions made by the Committee, the Board and any delegate of the Committee pursuant to Section 3.3 will be final, conclusive and binding on all persons, including the Company and Participants. No such determinations will be subject to de novo review if challenged in court.

                                    SECTION 4

                           SHARES SUBJECT TO THE PLAN
                           --------------------------

         4.1. Number of Shares. Subject to adjustment as provided in Section 4.5, the maximum number of Shares cumulatively available for issuance under the Plan will not exceed One Million Eight Hundred Thousand (1,800,000) Shares less the total number of Shares previously issued under the Plan. Shares issued under the Plan may be either authorized but unissued Shares, treasury Shares or reacquired Shares (including Shares purchased in the open market), or any combination thereof, as the Committee may from time to time determine in its sole discretion.

         Shares covered by an Award that are forfeited or that remain unpurchased or undistributed upon termination or expiration of any such Award may be made the subject of further Awards to the same or other Participants. If the exercise price of any Option is satisfied by tendering Shares (by either actual delivery or attestation), only the number of Shares actually issued, net of the Shares tendered, will be deemed issued for purposes of determining the number of Shares available for grants under the Plan.

         4.2. Release of Shares. Subject to the limitations set forth in the Plan, the Committee will have full authority to determine the number of Shares available for Options, and in its sole discretion may include (without limitation) as available for distribution any Shares that have ceased to be subject to an Option; any Shares subject to an Option that have been forfeited; any Shares under an Option that otherwise terminates without the issuance of Shares being made to a

Participant; any Shares received by the Company in connection with the exercise of an Option, including the satisfaction of any tax liability or tax withholding obligation; or any Shares repurchased by the Company in the open market or otherwise, having an aggregate repurchase price no greater than the amount of cash proceeds received by the Company from the exercise of Options granted hereunder. Any Shares that are available immediately prior to the termination of the Plan, or any Shares returned to the Company for any reason subsequent to the termination of the Plan, may be transferred to a successor plan.

         4.3. Restrictions on Shares. Shares issued on the exercise of an Option will be subject to the terms and conditions specified herein and to such other terms, conditions and restrictions as the Committee in its sole discretion may determine or provide in the Option Agreement. The Company will not be required to issue or deliver any certificates for Shares, cash or other property prior to
(a) the listing of such Shares on any stock exchange (or other public market) on which the Shares may then be listed (or regularly traded), and (b) the completion of any registration or qualification of such shares under federal, state, local or other law, or any ruling or regulation of any government body which the Committee determines to be necessary or advisable. The Company may cause any certificate for Shares to be delivered hereunder to be properly marked with a legend or other notation reflecting the limitations on transfer of such Shares as provided in the Plan or as the Committee may otherwise require. Participants, or any other persons entitled to benefits under the Plan, must furnish to the Committee such documents, evidence, data or other information as the Committee considers necessary or desirable for the purpose of administering the Plan. The benefits under the Plan for each Participant, and each other person who is entitled to benefits hereunder, are to be provided on the condition that he furnish full, true and complete data, evidence, or other information, and that he will promptly sign any document reasonably related to the administration of the Plan requested by the Committee. No fractional Shares will be issued under the Plan; rather, fractional shares will be aggregated and then rounded to the next lower whole Share.

         4.4. Shareholder Rights. No person will have any rights of a shareholder (including, but not limited to, voting and dividend rights) as to Shares subject to an Option until, after proper exercise or vesting of the Option or other action as may be required by the Committee in its sole discretion, such Shares will have been recorded on the Company's official shareholder records (or the records of its transfer agents or registrars) as having been issued and transferred to the Participant. Upon exercise of the Option or any portion thereof, the Company will have a reasonable period in which to issue and transfer the Shares to the Participant, and the Participant will not be treated as a shareholder for any purpose whatsoever prior to such issuance and transfer. No payment or adjustment will be made for cash dividends or other rights for which the record date is prior to the date such Shares are recorded as issued and transferred in the Company' official shareholder records (or the records of its transfer agents or registrars), except as provided herein or in an Option Agreement.

         4.5. Changes in Stock.

                  4.5.1. Substitution of Stock and Assumption of Plan. In the event of any change in the Shares by virtue of any stock dividends, stock splits, recapitalizations, or reclassifications or any acquisition, merger, consolidation, share exchange, tender offer, or other combination involving the Company that does not constitute a Change in Control but that results in the acquisition of a Subsidiary by the Company, or in the event that other stock will be substituted for the Shares as the result of any merger, consolidation, share exchange, or reorganization or any similar transaction which constitutes a Change in Control of the Company, the Committee will correspondingly adjust (a) the number, kind, and class of Shares which may be delivered under the Plan, (b) the number, kind, class, and price of Shares subject to outstanding Options (except for mergers or other combinations in which the Company is the surviving entity), and (c) the numerical limits of Sections 4.1 and 6.1 all in such manner as the Committee in its sole discretion determines to be advisable or appropriate to prevent the dilution or diminution of such Options; provided, however, in no event will the One Hundred Thousand Dollars ($100,000) limit on ISOs contained in Section 6.1 be affected by an adjustment under this Section 4.5.1. The Committee's determination in this respect will be final and conclusive.

                  4.5.2. Conversion of Shares. In the event of a Change in Control of the Company pursuant to which another person or entity acquires control of the Company (such other person or entity being the "Successor"), the kind of shares of stock which will be subject to the Plan and to each outstanding Option will, automatically by virtue of such Change in Control, be converted into and replaced by securities of the Successor having full voting, dividend, distribution, preference, and liquidation rights, and the number of shares subject to an Option, the calculation of an Option's value, and the purchase price per share upon exercise of the Option will be correspondingly adjusted so that, by virtue of such Change in Control of the Company, each Participant will have the right to purchase (a) that number of shares of stock of the Successor which have a Fair Market Value, as of the date of such Change in Control of the Company, equal to the Fair Market Value, as of the date of such Change in Control of the Company, of the Shares of the Company theretofore subject to each Option, and (b) for a purchase price per share which, when multiplied by the number of shares of stock of the Successor subject to each Option, will equal the aggregate exercise price at which the Participant could have acquired all of the Shares of the Company previously optioned to the Participant.

                                    SECTION 5

                                   ELIGIBILITY
                                   -----------

         5.1. Eligibility. Except as herein provided, the individuals who will be eligible to participate in the Plan and be granted Options will be those individuals who are Employees of the Company or any Affiliate. The Committee may, from time to time and in its sole discretion, select Employees to be granted Options and will determine the terms and conditions with respect thereto. In making any such selection and in determining the form of the Option, the Committee may give consideration to the functions and responsibilities of the Employee's contributions to the Company or its Affiliates, the value of the Employee's services (past, present, and future) to the Company or its Affiliates, and such other factors deemed relevant by the Committee in its sole discretion. Committee members will not be eligible to participate in the Plan while serving as Committee members. An Employee will become a Participant in the Plan as of the date specified by the Committee. A Participant can be removed as an active Participant by the Committee effective as of any date.

         5.2. No Contract of Employment. Neither the Plan nor any Option Agreement executed under the Plan will constitute a contract of employment between a Participant and the Company or an Affiliate, and participation in the Plan will not give a Participant the right to be rehired by or retained in the employment of the Company or an Affiliate.

                                    SECTION 6

                                  STOCK OPTIONS
                                  -------------

         6.1. Grant of Options. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Options to any Employee in such amounts as the Committee, in its sole discretion, may determine. The Committee may grant Incentive Stock Options, Nonqualified Stock Options or any combination thereof. Subject to the terms and provisions of the Plan, the Committee, in its sole discretion, will determine the number of Shares subject to each Option; provided, however, that no Participant may be granted Incentive Stock Options under the Plan which would result in Shares with an aggregate Fair Market Value (measured on the Grant Date(s)) of more than One Hundred Thousand Dollars ($100,000) first becoming exercisable in any one calendar year.

         6.2. Option Agreement. Each Option will be evidenced by an Option Agreement that will specify the Exercise Price, the number of Shares to which the Option relates, the Option Period, any conditions to exercise of the Option, and such other terms and conditions as the Committee, in its sole discretion, determines. The Option Agreement also will specify whether the Option is intended to be an Incentive Stock Option or a Nonqualified Stock Option. All grants of Options intended to constitute Incentive Stock Options will be made in accordance, and all Option Agreements pursuant to which Incentive Stock Options are granted will comply, with the requirements of Code Section 422.

         6.3. Exercise Price. Subject to the provisions of this Section 6.3, the Exercise Price for each Option will be determined by the Committee in its sole discretion.

                  6.3.1. Nonqualified Stock Options. In the case of a Nonqualified Stock Option, the per Share Exercise Price will be determined by the Committee.

                  6.3.2. Incentive Stock Options. In the case of an Incentive Stock Option, the Exercise Price will not be less than one hundred percent (100%) of the Fair Market Value of the Shares to which the Incentive Stock Option relates determined as of the Grant Date; provided, however, that if, on the Grant Date, the Participant (together with persons whose stock ownership is attributed to the Participant pursuant to Code Section 424(d)) owns securities possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any of its Subsidiaries, the Exercise Price will not be less than one hundred ten percent (110%) of the Fair Market Value of the Shares to which the Incentive Stock Option relates determined as of the Grant Date.

                  6.3.3. Substitute Options. Notwithstanding the provisions of Sections 6.3.1 and 6.3.2, in the event the Company or an Affiliate consummates a transaction described in Code Section 424(a) (e.g., the acquisition of property or stock from an unrelated corporation), individuals who become Employees on account of such transaction may be granted Options in substitution for options granted by such former employer or recipient of services. If such substitute Options are granted, the Committee, in its sole discretion and consistent with Code
         Section 424(a), may determine that such substitute Options will have an exercise price of less than one hundred percent (100%) of the Fair Market Value of the Shares to which the Options relate determined as of the applicable Grant Dates. In carrying out the provisions of this
         Section 6.3.3, the Committee will apply the principles contained in
         Section 4.5.

         6.4. Duration of Options. Subject to the terms and provisions of Sections 7 and 9, the Option Period with respect to each Option will commence and expire at such times as the Committee provides in the Option Agreement, provided that:

         (a) Incentive and Nonqualified Stock Options will not be exercisable later than the tenth anniversary of their respective Grant Dates;

         (b) Incentive Stock Options granted to an Employee who possesses more than ten percent (10%) of the total combined voting power of all classes of Shares of the Company, taking into account the attribution rules of Code Section 422(d), will not be exercisable later than the fifth anniversary of their Grant Date(s); and

         (c) Subject to the limits of this Section 6, the Committee may, in its sole discretion, after an Option is granted, extend the maximum term of the Option.

         6.5. Exercisability of Options. Subject to the provisions of Section 9 and this Section 6, all Options granted under the Plan will be exercisable at such times, under such terms and subject to such restrictions and conditions as the Committee determines in its sole discretion and specifies in the Option Agreements to which such Options relate. Notwithstanding the preceding sentence, an Option may not be exercised in whole or in part if the exercise would result in compensation to the Participant which is not deductible by the Company due to the application of Code Section 162(m). After an Option is granted, the Committee, in its sole discretion, may accelerate the exercisability of the Option.

         6.6. Method of Exercise. Subject to the provisions of this Section 6 and the applicable Option Agreement, a Participant may exercise an Option, in whole or in part, at any time during the Option Period to which the Option relates by giving written notice to the Company of exercise on a form provided by the Committee (if available). Such notice will specify the number of Shares subject to the Option to be purchased and will be accompanied by payment in full of the total Exercise Price by cash or check or such other form of payment as the Company may accept. If permitted by the Committee or the applicable Option Agreement, payment in full or in part may also be made by:

         (a) Delivering Shares already owned by the Participant for more than six (6) months and having a total Fair Market Value on the date of such delivery equal to the total Exercise Price;

         (b)      The delivery of cash by a broker-dealer as a Cashless
                  Exercise;

         (c) The certification of ownership of Shares owned by the Participant to the satisfaction of the Committee for later delivery to the Company as specified by the Committee; or

         (d)      Any combination of the foregoing.

         No Shares will be issued until full payment therefor has been made. A Participant will have all of the rights of a shareholder of the Company holding the class of Shares subject to such Option (including, if applicable, the right to vote the shares and the right to receive dividends) when the Participant has given written notice of exercise, has paid the total Exercise Price, and such Shares have been recorded on the Company's official shareholder records (or the records of its transfer agents or registrars) as having been issued and transferred to the Participant.

         6.7. Restrictions on Share Transferability. In addition to the restrictions imposed by Section 11.7, the Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option as it may deem advisable or appropriate in its sole discretion, including, but not limited to, restrictions related to applicable Federal and state securities laws and the requirements of any national securities exchange or market on which Shares are then listed or regularly traded.

         6.8. Termination by Reason of Death, Disability, or Retirement. Unless otherwise provided in the Option Agreement or determined by the Committee in its sole discretion, if a Participant incurs a Termination of Service due to death, Disability or Retirement, any unexpired and unexercised Options held by the Participant will thereafter be fully exercisable until the expiration of the Option Period.

         6.9. Other Termination. Unless otherwise provided in the Option Agreement or determined by the Committee in its sole discretion, if a Participant incurs a Termination of Service that is involuntary on the part of the Participant (but is not due to death or Disability or is not with Cause) or is voluntary on the part of the Participant for Good Reason (but is not due to Retirement), any Options held by the Participant will terminate, except that such Options, to the extent then exercisable at the time of such Termination of Service, may be exercised until the expiration of the shorter of the following two (2) periods: (a) the thirty (30) consecutive day period commencing on the date of such Termination of Service, or (b) the date on which the Option Period expires. If a Participant incurs a Termination of Service which is with Cause, or the Participant voluntarily terminates without Good Reason, all of his Options will terminate immediately as of the date of such Termination of Service.

         6.10. Special Provision for Incentive Stock Options. Notwithstanding any other provision of the Plan to the contrary, an Incentive Stock Option will not be exercisable (a) more than three (3) months after the Participant's Termination of Service for any reason other than Disability, or (b) more than one (1) year after the Participant's Termination of Service by reason of Disability.

                                    SECTION 7

                      AMENDMENT, TERMINATION, AND DURATION
                      ------------------------------------

         7.1. Amendment, Suspension, or Termination. The Board may supplement, amend, alter or discontinue the Plan in its sole discretion at any time and from time to time, but no supplement, amendment, alteration or discontinuation will be made which would impair the rights of a Participant under an Option that has been granted without the Participant's consent, except that any supplement, amendment, alteration or discontinuation may be made to (a) avoid a material charge or expense to the Company or an Affiliate, (b) cause the Plan to comply with applicable law, or (c) permit the Company or an Affiliate to claim a tax deduction under applicable law. In addition, subject to the provisions of this
Section 7.1, the Board of Directors, in its sole discretion at any time and from time to time, may supplement, amend, alter or discontinue the Plan without the approval of the Company's shareholders (a) to the extent such approval is not required by applicable law or the terms of a written agreement, and (b) so long as any such amendment or alteration does not increase the number of Shares subject to the Plan (other than pursuant to Section 4.5) or increase the maximum number of Options the Committee may Option to an individual Participant under the Plan. The Committee may supplement, amend, alter or discontinue the terms of any Option theretofore granted, prospectively or retroactively, on the same conditions and limitations (and exceptions to limitations) as apply to the Board under the foregoing provisions of this Section 7.1, and further subject to any approval or limitations the Board may impose.

         7.2. Duration of The Plan and Shareholder Approval. The Plan is effective on the Effective Date and, subject to Section 7.1 (regarding the Board's right to supplement, amend, alter, or discontinue the Plan), will remain in effect thereafter; provided, however, that the provisions of the Plan are contingent upon the Plan being approved by the shareholders of the Company within twelve (12) months from the date of the adoption of the Plan by the Company's Board of Directors; and provided further, however, that no Incentive Stock Option may be granted under the Plan after the tenth anniversary of the Effective Date.

                                    SECTION 8

                                 TAX WITHHOLDING
                                 ---------------

         8.1. Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to the payment or exercise of an Option, the Company will have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy all Federal, state and local income and employment taxes required to be withheld with respect to the payment or exercise of such Option.

         8.2. Withholding Arrangements. The Committee, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax withholding obligation, in whole or in part, by (a) electing to have the Company withhold otherwise deliverable Shares (except in the case of exercises of Incentive Stock Options), (b) delivering to the Company Shares then owned by the Participant having a Fair Market Value equal to the amount required to be withheld, or (c) borrowing an amount from the Company equal to the amount required to be withheld; provided, however, that any shares delivered to the Company satisfy the ownership requirements specified in
Section 6.6(a). The amount of the withholding requirement will be deemed to include any amount that the Committee agrees may be withheld at the time any such election is made, not to exceed, in the case of income tax withholding, the amount determined, based upon minimum statutory requirements, by using the maximum federal, state, or local marginal income tax rates applicable to the Participant with respect to the Option on the date that the amount of income tax to be withheld is determined. The Fair Market Value of the Shares to be withheld or delivered will be determined as of the date that the taxes are required to be withheld.

                                    SECTION 9

                                CHANGE IN CONTROL
                                -----------------

         9.1. Change in Control. Notwithstanding any other provision of the Plan to the contrary, in the event of a Change in Control of the Company, all Options granted under the Plan that are outstanding and that are not then exercisable will, unless otherwise provided for in the Option Agreements applicable thereto, become immediately exercisable, as of the first date the Change in Control has been deemed to have occurred.

         9.2. Definition. For purposes of Section 9.1, a "Change in Control" means a transaction or series of related transactions pursuant to which (i) a majority of the outstanding shares of common stock of the Company, on a fully diluted basis, are owned by any Person (as hereinafter defined) or group of Persons who, as of March 15, 2002, own (together with their affiliates) an aggregate of less than fifty percent (50%) of the outstanding shares of common stock of the Company on a fully diluted basis; (ii) the Company consolidates with, merges into or with or effects any plan of share exchange with any unaffiliated or unrelated entity and, after giving effect to such consolidation, merger or share exchange, a majority of the outstanding shares of common stock of the Company, on a fully diluted basis, are owned by any Person or group of Persons who, as of March 15, 2002, own (together with their affiliates) an aggregate of less than fifty percent (50%) of the outstanding shares of common stock of the Company on a fully diluted basis; (iii) the Company disposes of all or substantially all of its assets; or (iv) the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution.

         For purposes of the definition of "Change in Control," (v) a Person or group of Persons does not include the Chromcraft Revington, Inc. Employee Stock Ownership Plan Trust which forms a part of the Chromcraft Revington, Inc. Employee Stock Ownership Plan (the "ESOP"), or any other employee benefit plan, subsidiary or Affiliate of the Company, and (vi) the outstanding shares of common stock of the Company, on a fully diluted basis, include all shares owned by the ESOP, whether allocated or unallocated to the accounts of participants, thereunder.

          For purposes of the definition of "Change in Control," the term "Person" means any natural person, proprietorship, partnership, corporation, limited liability company, organization, firm, business, joint venture, association, trust or other entity and any government agency, body or authority.

                                   SECTION 10

                               LEGAL CONSTRUCTION
                               ------------------

         10.1. Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also will include the feminine, the plural will include the singular, and the singular will include the plural.

         10.2. Severability. In the event any provision of the Plan is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provision had never been included herein.

         10.3. Requirements of Law. The grant of Options and the issuance of Shares will be subject to all applicable statutes, laws, rules and regulations and to such approvals and requirements as may be required from time to time by any governmental authorities or any securities exchange or market on which the Shares are then listed or traded.

         10.4. Governing Law. Except to the extent preempted by the Federal laws of the United States of America, the Plan and all Option Agreements will be construed in accordance with and governed by the laws of the State of Indiana without giving effect to any choice or conflict of law provisions, principles or rules (whether of the State of Indiana or any other jurisdiction) that would cause the application of any laws of any jurisdiction other than the State of Indiana.

         10.5. Headings. The descriptive headings and sections of the Plan are provided herein for convenience of reference only and will not serve as a basis for interpretation or construction.

         10.6. Mistake of Fact. Any mistake of fact or misstatement of facts will be corrected when it becomes known by a proper adjustment to an Option or Option Agreement.

         10.7. Evidence. Evidence required of anyone under the Plan may be by certificate, affidavit, document or other information which the person relying thereon considers pertinent and reliable, and signed, made or presented by the proper party or parties.

                                   SECTION 11

                                  MISCELLANEOUS
                                  -------------

         11.1. No Effect on Employment or Service. Neither the Plan nor the grant of any Options or the execution of any Option Agreement will confer on any Participant any right to continued employment by the Company or will interfere with or limit in any way the right of the Company to terminate any Participant's employment or service at any time, with or without Cause. Employment with the Company and its Affiliates is on an at-will basis only, unless otherwise provided by a written employment agreement, if any, between the Participant and the Company or an Affiliate, as the case may be. If there is any conflict between the provisions of the Plan and an employment agreement between a Participant and the Company, the provisions of this Plan will control, including, but not limited to, the vesting and nonforfeiture of any Options.

         11.2. No Company Obligation. Unless required by applicable law, the Company, an Affiliate, the Board of Directors and the Committee will not have any duty or obligation to affirmatively disclose material information to a record or beneficial holder of Shares or an Option, and such holder will have no right to be advised of any material information regarding the Company or any Affiliate at any time prior to, upon, or in connection with the receipt, exercise, or distribution of an Option. In addition, the Company, an Affiliate, the Board of Directors, the Committee, and any attorneys, accountants, advisors or agents for any of the foregoing will not provide any advice, counsel or recommendation to any Participant with respect to, without limitation, any Option, any exercise of an Option or any tax consequences relating to an Option.

         11.3. Participation. No Employee will have the right to be selected to receive an Option or, having been selected, to be selected to receive a future Option. Participation in the Plan will not give any Participant any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan.

         11.4. Liability; Indemnification; and Release. No member of the Board, the Committee or any officer or employee of the Company or any Affiliate will be personally liable for any action, failure to act, decision, or determination made in good faith in connection with the Plan. By participating in the Plan, each Participant agrees to release and hold harmless the Company and its Affiliates (and their respective directors, officers, and employees) and the Committee from and against any tax liability, including, but not limited to, interest and penalties, incurred by the Participant in connection with his receipt of Options and the exercise thereof.

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Each person who is or has been a member of the Committee or the Board will be indemnified and held harmless by the Company against and from (a) any loss, cost, liability or expense (including, but not limited to, attorneys' fees) that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit or proceeding to which he may be a party or in which he may be involved by reason of any action taken or failure to act under the Plan or any Option Agreement, and (b) any and all amounts paid by him in settlement thereof, with the Company's prior written approval or paid by him in satisfaction of any judgment in any such claim, action, suit or proceeding against him; provided, however, that he will give the Company an opportunity, at the Company's expense, to handle and defend such claim, action, suit or proceeding before he undertakes to handle and defend the same on his own behalf. The foregoing right of indemnification will not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or By-Laws, by contract, as a matter of law or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

         11.5. Successors. All obligations of the Company under the Plan, with respect to Options granted hereunder, will be binding on any successor to the Company, whether or not the existence of such successor is the result of a Change in Control of the Company.

         The Company will not, and will not permit its Affiliates to, recommend, facilitate or agree or consent to a transaction or series of transactions which would result in a Change in Control of the Company unless and until the person or persons or entity or entities acquiring control of the Company as a result of such Change in Control agree(s) to be bound by the terms of the Plan insofar as it pertains to Options theretofore granted and agrees to assume and perform the obligations of the Company and its Successor (as defined in subsection 4.5.2) hereunder.

         11.6. Beneficiary Designations. Any Participant may designate, on such forms as may be provided by the Committee for such purpose, a Beneficiary to whom any vested but unpaid Option will be paid in the event of the Participant's death. Each such designation will revoke all prior designations by the Participant and will be effective only if given in a form and manner acceptable to the Committee. In the absence of any such designation, any vested benefits remaining unpaid at the Participant's death will be paid to the Participant's estate and, subject to the terms of the Plan and of the applicable Option Agreement, any unexercised vested Option may be exercised by the administrator or executor of the Participant's estate.

         11.7. Nontransferability of Options. Except as provided in Sections
11.7.1 and 11.7.2, no Option can be sold, transferred, assigned, margined, encumbered, bequeathed, gifted, alienated, hypothecated, pledged or otherwise disposed of, whether by operation of law, whether voluntarily or involuntarily or otherwise, other than by will or by the laws of descent and distribution. In addition, no Option will be subject to execution, attachment or similar process. Any attempted or purported transfer of an Option in contravention of the Plan or an Option Agreement will be null and void ab initio and of no force or effect whatsoever. All rights with respect to an Option granted to a Participant will be exercisable during his lifetime only by the Participant.

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                  11.7.1. Limited Transfers of Nonqualified Stock Options.
         Notwithstanding the foregoing, the Committee may, in its sole discretion, permit the transfer of Nonqualified Stock Options by a Participant to (a) the Participant's spouse, any children or lineal descendants of the Participant or the Participant's spouse or the spouse(s) of any such children or lineal descendants ("Immediate Family Members"), (b) a trust or trusts for the exclusive benefit of Immediate Family Members, or (c) a partnership or limited liability company in which the Participant and/or the Immediate Family Members are the only equity owners, (collectively, "Eligible Transferees"); provided, however, that, in the event the Committee permits the transferability of Nonqualified Stock Options granted to the Participant, the Committee may subsequently, in its sole discretion, amend, modify, revoke or restrict, without the prior consent, authorization or agreement of the Eligible Transferee, the ability of the Participant to transfer Nonqualified Stock Options that have not been already transferred to an Eligible Transferee. An Option that is transferred to an Immediate Family Member will not be transferable by such Immediate Family Member, except for any transfer by such Immediate Family Member's will or by the laws of descent and distribution upon the death of such Immediate Family Member. Incentive Stock Options will not be transferable pursuant to this Section 11.7.

                  11.7.2. Exercise by Eligible Transferees. In the event the Committee, in its sole discretion, permits the transfer of Nonqualified Stock Options by a Participant to an Eligible Transferee under Section 11.7.1, the Options transferred to the Eligible Transferee must be exercised by such Eligible Transferee and, in the event of the death of such Eligible Transferee, by such Eligible Transferee's executor or administrator only in the same manner, to the same extent and under the same circumstances (including, but not limited to, the time period within which the Options must be exercised) as the Participant could have exercised such Options. The Participant, or in the event of his death, the Participant's estate, will remain liable for all federal, state, local and other taxes applicable upon the exercise of a Nonqualified Stock Option by an Eligible Transferee.

         11.8. No Rights as Shareholder. No Participant (or any Beneficiary) will have any of the rights or privileges of a shareholder of the Company with respect to any Shares issuable pursuant to an Option (or the exercise thereof), unless and until certificates representing such Shares have been recorded on the Company's official shareholder records (or the records of its transfer agents or registrars) as having been issued and transferred to the Participant (or his or her Beneficiary).

         11.9. Mitigation of Excise Tax. Subject to any other agreement providing for the Company's indemnification of the tax liability described herein, if any payment or right accruing to a Participant under the Plan (without the application of this Section 11.9), either alone or together with other payments or rights accruing to the Participant from the Company or an Affiliate ("Total Payments"), would constitute a "parachute payment', as defined in Code Section 280G and regulations thereunder, such payment or right will be reduced to the largest amount or greatest right that will result in no portion of the amount payable or right accruing under the Plan being subject to an excise tax under Code Section 4999 or being disallowed as a

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

deduction under Code Section 280G. The determination of whether any reduction in the rights or payments under the Plan is to apply will be made by the Committee in good faith after consultation with the Participant, and such determination will be conclusive and binding on the Participant. The Participant will cooperate in good faith with the Committee in making such determination and providing the necessary information for this purpose.

         11.10. Funding. Shares to be distributed under the Plan will be issued directly by the Company from its authorized but unissued Shares or acquired by the Company on the open market, or a combination thereof. Neither the Company nor any of its Affiliates will be required to segregate on its books or otherwise establish any funding procedure for any amount to be used for the payment of benefits under the Plan. The Company or any of its Affiliates may, however, in its sole discretion, set funds aside in investments to meet any anticipated obligations under the Plan. Any such action or set-aside will not be deemed to create a trust of any kind between the Company or any of its Affiliates and any Participant or other person entitled to benefits under the Plan or to constitute the funding of any Plan benefits. Consequently, any person entitled to a payment under the Plan will have no rights greater than the rights of any other unsecured general creditor of the Company or its Affiliates.

         11.11. Use of Proceeds. The proceeds received by the Company from the sale of Shares pursuant to the Plan will be used for general corporate purposes.

                                        CHROMCRAFT REVINGTON, INC.
DATED:  _________________

                                        By: _________________________________


ATTEST:


By:  ____________________________________





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